SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  April 2, 2003


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                             Form 20-F X        Form 40-F
                                      ---                 ---

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes                No X
                                     ---               ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                EXPLANATORY NOTE


         On March 28, 2003, Vivendi Environnement (the "Company") published the mandatory notice in the French official bulletin for legal announcements (Bulletin des annonces legales obligatoires or BALO) required in connection with the notice of its combined ordinary and extraordinary shareholders' meeting of April 30, 2003. The following is an English language translation of the aforementioned BALO notice.

                              VIVENDI ENVIRONNEMENT

Public Limited Company with Management Board and Supervisory Board, and share capital of EUR 5,468,451,196.50

Corporate Headquarters:
36-38 avenue Kleber - 75799 Paris Cedex 16
403 210 032 RCS PARIS

                                NOTICE OF MEETING
                                -----------------

Shareholders are invited to attend the Combined Ordinary and Extraordinary Shareholders' Meeting on Wednesday, April 30, 2003 at 3:00 p.m. at Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, in order to discuss items on the agenda and the following resolutions:

AS AN ORDINARY SHAREHOLDERS' MEETING:

1. Approval of the reports and unconsolidated financial statements for the 2002 financial year.

2. Approval of the consolidated financial statements for the 2002 financial year.

3. Approval of expenses and charges referred to in Article 39-4 of the Code general des impots (French General Tax Code).

4.   Allocation of net income and setting of date for payment of dividend.

5.   Approval of Agreements subject to regulation.

6.   Determination of fees allocated to the Supervisory Board.

7. Ratification of the temporary appointment of new members of the Supervisory Board.

8. Authorization to be granted to the Management Board, or the Board of Directors, as the case may be, to trade in the Company's shares.

9. Authorization to be granted to the Management Board, or the Board of Directors, as the case may be, to issue bonds.

AS AN EXTRAORDINARY SHAREHOLDERS' MEETING:

10. Authorization to be granted to the Management Board, or the Board of Directors, as the case may be, to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, subject to preferential subscription rights.

11. Authorization to be granted to the Management Board, or the Board of Directors, as the case may be, to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, without preferential subscription rights.

12. Authorization to be granted to the Management Board, or the Board of Directors, as the case may be, to increase share capital through incorporation of reserves, income, premiums or other items.

13. Authorization to be granted to the Management Board, or the Board of Directors, as the case may be, to increase share capital by issuing shares reserved for employees, without preferential subscription rights in favor of the employees.

14. Authorization to be granted to the Management Board, or the Board of Directors, as the case may be, to decrease the share capital by cancellation of shares held by the Company.

15.  Change in the corporate name.

16. Modification of the Company's management structure by abandoning the structure of a Management Board and Supervisory Board and formation of a Board of Directors.

17. Capital decrease, not based on losses, through decrease of the par value of the shares.

18.  Global amendment of the articles of association.

AS AN ORDINARY SHAREHOLDERS' MEETING:

19.  Appointment of a director

20.  Appointment of a director

21.  Appointment of a director

22.  Appointment of a director

23.  Appointment of a director

24.  Appointment of a director

25.  Appointment of a director

26.  Appointment of a director

27.  Appointment of a director

28.  Appointment of a director

29.  Appointment of a director

30.  Appointment of a director

31.  Appointment of a director

32. Determination of Directors' fees granted to the Board of Directors for the financial year ending December 31, 2003

AS AN ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING:

33.  Powers to carry out legal formalities.




                                DRAFT RESOLUTIONS
                                -----------------


ORDINARY GENERAL MEETING

First Resolution - Approval of the reports and the financial statements for the 2002 financial year.

The Shareholders' Meeting, having examined the reports of the Management Board, the Supervisory Board and the Statutory Auditors on the 2002 financial year, approves the unconsolidated financial statements of Vivendi Environnement for 2002 as presented, and the transactions reflected therein as summarized in the reports.

Second Resolution - Approval of the consolidated accounts for the 2002 financial year

The Shareholders' Meeting approves the 2002 consolidated financial statements of Vivendi Environnement, as presented, drawn up in accordance with the provisions of Article L. 357-1 et seq. of the Code de Commerce (Commercial Code).

Third Resolution - Approval of the expenses and charges referred to in Article 39-4 of the Code general des impots

Pursuant to Article 223 quater of the Code general des impots, the Shareholders' Meeting approves the Company's expenses and charges referred to in Article 39-4 of such Code, in a total amount of EUR 44,727 which, because the Company reported a fiscal deficit, reduces the fiscal deficit that may be carried forward by the same amount.

Fourth Resolution - Allocation of net income and payment date of dividend

The Shareholders' Meeting, at the proposal of the Management Board, approves the allocation of the distributable earnings for 2002 as follows:

   Profit for the year                                     (euro) 47,983,070.05
   Retained earnings carried forward                       (euro) 249,151,564.81
   Being a total amount of                                 (euro) 297,134,634.86

To be allocated as follows:

   To the statutory reserve                                (euro) 2,399,153.50
   To dividends ((euro)0.55(euro)x 405,070,459 shares)(1)  (euro) 222,788,752.50
   Retained earnings                                       (euro) 71,946,729.34

(1) As shares held by the Company are not entitled to payment of dividends, the total distribution figure may change depending on the actual number of shares held by the Company as at the dividend payment date. Such number is 9,142,362 shares held by the company as at 12/31/2002.

The dividend is set at (euro) 0.55 for each of the 405,070,459 shares entitled to dividend, plus a tax credit of (euro) 0.275.

In accordance with legal provisions, the General Meeting notes that over the past three fiscal years the following dividends were paid:


Fiscal years        Dividends per share       Tax Credit         Total per share
------------        -------------------       ----------         ---------------

2001                (euro) 0.55               (euro) 0.275       (euro) 0.825
2000                (euro) 0.55               (euro) 0.275       (euro) 0.825
1999                     none                      none               none


The General Meeting approves the date for payment of the dividend for 2002 fiscal year which shall be payable as of May 7, 2003. It is specified that in the event that, upon payment of such dividends, the Company should hold some of its own shares, the amounts corresponding to dividends not paid for these treasury shares would be allocated to retained earnings.

Fifth Resolution - Approval of Agreements subject to regulation

The General Meeting takes formal note of the Auditors' Special Report pursuant to Article L.225-86 of the Code de Commerce and approves the agreements specified in this report under the terms of Article L.225-88 of said Code.

Sixth Resolution - Determination of fees granted to the Supervisory Board

The General Meeting sets at EUR 600,000 the total amount of fees to be divided among the members of the Supervisory Board for the financial year ending December 31, 2003, this amount, in case of adoption of the sixteenth and eighteenth resolutions relating to the adoption of the Company's new management structure, shall be calculated prorata temporis for the term of service of the Supervisory Board's members during the financial year.

Seventh Resolution - Ratification of the temporary appointment of new members of the Supervisory Board

The General Meeting ratifies the appointments of:

Mr. Jean-Rene Fourtou,
Mr. Jacques Espinasse,
Mr. Jean Azema,

as members of the Supervisory Board, made by the Supervisory Board during its meeting of September 23, 2002, to replace Mr. Eric Licoys, Mrs. Catherine Gros and Mr. Guillaume Hannezo, respectively, for their remaining term of office, i.e. until the Ordinary Shareholders' Meeting called to approve the financial statements for the financial year ending December 31, 2003.

Moreover, the General Meeting ratifies the appointment of Mr. Louis Schweitzer as member of the Supervisory Board, made by the Supervisory Board during its meeting of February 5, 2003, to replace Mrs. Esther Koplowitz, for her remaining term of office, i.e. until the Ordinary Shareholders' Meeting called to approve the financial statements for the financial year ending December 31, 2003.

Eighth Resolution - Authorization for the Management Board or the Board of Directors, as the case may be, to trade in the Company's shares

The General Meeting, having taken formal note of the Report of the Management Board and the prospectus approved by the Commission des Operations de Bourse, authorizes the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions relating to the adoption of the Company's new management structure, the Board of Directors, in accordance with the provisions of Article L.225-209 et seq. of the Code de Commerce, to purchase the company's shares:

     depending on market conditions;

and, in particular, for the following reasons:

     to support the market price of the Company's shares by systematic trading in the opposite direction to the market; or

     to implement any stock options plan of the Company in the context of the provisions of Articles L.225-177 et seq. of the Code de commerce; or

     to invest in existing shares or securities providing access, immediately or over time, to such shares of the Company under conditions provided for by law, in particular under Articles L.443-1 et seq. of the Code du travail (French Labor Code); or

     to offer shares (as payment or in exchange, or otherwise), particularly in connection with acquisitions; or

     to issue shares upon exercise of the rights attached to securities entitled, as a result of redemption, conversion, exchange, presentation of a warrant or by any other means, to existing shares of the Company; or

     to implement a program to manage the Company's assets and finances, including keeping said shares, selling them and generally transferring them as well as the possibility to cancel all or part of the securities so redeemed, subject to adoption by the Extraordinary Shareholders' Meeting of the fourteenth resolution below and under the terms indicated therein.

Purchases of the Company's shares may relate to a number of shares as follows:

     the number of shares that the Company purchases during the share repurchase program does not exceed 10 % of the shares included in the Company's capital, i.e., for your information, as at December 31, 2002, 40,507,045 shares; and

     the number of shares that the Company shall hold at any time whatsoever does not exceed 10% of the shares forming the Company's capital.

Shares may be sold, bought or transferred at any time (including during tender offer periods) and by any method, on the market or over-the-counter, including by block trades of securities (without limit to the proportion of the share repurchase program that may be carried out by this method), or through the use of options or other financial derivatives traded on a regulated market or over-the-counter or by issuing securities entitled by conversion, exchange, redemption, exercise of a warrant or otherwise to shares of the Company held by the Company.

The maximum purchase price of the shares under this resolution shall be EUR 32.5 per share (or the equivalent of such amount on the same date in any other currency), this maximum price shall apply only to acquisitions decided on from the date of this meeting and not to future transactions entered into pursuant to an authorization granted by a prior Shareholders' Meeting that provide for acquisitions of shares after the date of this meeting.

In case of resale on the market, the minimum sale price of the shares held by the company acquired in the context of share repurchase programs authorized by this Shareholders' Meeting or by prior Shareholders' Meetings shall be (euro) 17 per share (or the equivalent of such amount on the same date in any other currency), this price shall apply both to sales decided on from the date of this meeting and to future transactions previously entered into that provide for sales of shares after this meeting. This price applies implicitly to sales carried out by issue, after the date of this meeting, of securities entitled by conversion, exchange, redemption, exercise of a warrant or otherwise to shares of the Company held by the Company. Notwithstanding the foregoing, in the event that the possibilities offered by the third paragraph of Article L.225-209 of the Code de commerce should be used, the rules relating to the sale price shall be those set by applicable legal provisions. Furthermore, the minimum sale price will not apply in the case of an offering of securities as payment or exchange in the context of acquisitions.

The total amount allocated to the share repurchase program authorized above may not exceed EUR 1 billion.

This authorization replaces any prior authorization granted to the Management Board to trade in the Company's shares, effective from this day and for the value of any unused portion of any prior authorization. It is granted for a period of eighteen months from this day.

The General Meeting grants the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, in case of modification of the par value of the share, an increase in capital through incorporation of reserves, the granting of free shares, grouping of securities, distribution of reserves or any other assets, amortization of capital or any other equity transaction, the authority to adjust the aforementioned purchase or sale price in order to take into account the objective effect of such transactions on the share's value.

The General Meeting grants all powers to the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, to the Board of Directors, including the ability to sub-delegate its powers under conditions of law, to decide upon and implement this authorization, to specify the terms thereof, if necessary, and to decide upon the conditions thereof with the right to sub-delegate under conditions of law the completion of the share repurchase program and, in particular, to make any stock exchange order, to enter into any agreement, with a view to maintaining share purchase and sale registers, to make all declarations to the Commission des operations de bourse, the Conseil des marches financiers and any other authority that may take their place, to perform all formalities and, generally, to take all necessary actions.

Ninth Resolution - Authorization for the Management Board, or the Board of Directors, as the case may be, to issue bonds

The General Meeting, having taken note of the Management Board's Report:

- authorizes the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, to issue, on one or more occasions, bonds and equivalent debt instruments both in France and abroad either in euros or in foreign currencies, or in units of account based on several currencies, by public offer or private placement, in the form of traditional bonds or equivalent debt investments that grant identical creditor's rights against the Company in the same issue, notably subordinated redeemable securities or securities with a fixed or unspecified term, bearing or not bearing interest, at a fixed or variable rate, either with or without warrants entitling the holder to the issue, acquisition of, or subscription to other debt securities, up to a total nominal amount of EUR 7 billion or the equivalent in foreign currencies, or in units of account based on several currencies established on the day of the issue decisions; it being specified that this maximum nominal value shall apply to all bonds or debt securities issued directly or as a result of the exercise of warrants but excludes redemption premium(s) where applicable and that negotiable debt instruments, within the definition of Articles L.213-1 through L.213-4 of the Code monetaire et financier (French Monetary and Financial Code) are not concerned by this authorization;

- grants to the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, all powers to set the amounts, forms and periods, rates and conditions of issue, amortization and redemption of securities to be issued, including the terms and conditions of amortization or early redemption with fixed or variable premium or without premium, and to grant guarantees and sureties, if necessary;

- authorizes the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, to provide for the redemption of bonds by offering assets of the Company, if necessary, under form of exchange, payment in kind (dation en paiement) or otherwise;

- authorizes the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, to determine that the bonds will be subordinated securities that may be perpetual or have a fixed term, or will be indexed bonds or complex bonds within the definition of the Commission des operations de bourse and the Conseil des marches financiers (as a result, for example, of their redemption or remuneration terms or other rights such as indexation or option entitlements) ;

- as a consequence, grants all powers to the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, necessary to carry out such borrowing(s) and specifies that the Management Board or the Board of Directors will have all rights to determine the features of the bonds and of any obligations attached to the bonds.

This authorization replaces any prior authorization granted to the Management Board to issue bonds effective from this day and for the value of any unused portion of any prior authorization. It is granted for a period of five years from this day.

The Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, may, in accordance with the law and subject to any terms and conditions that it may determine, sub-delegate to its Chairman or to any of its members the powers granted to it by this resolution, provided that such person reports to it, under conditions set by the Management Board or the Board of Directors, as the case may be, regarding the performance of this assignment.


EXTRAORDINARY GENERAL MEETING


Tenth Resolution - Authorization for the Management Board, or the Board of Directors, as the case may be, to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, subject to preferential subscription rights.

The General Meeting, having taken note of the Management Board's Report and the Auditors' Special Report, and pursuant to the provisions of Article L.225-129-III of the Code de commerce, in particular paragraph 3:

     1. Delegates to the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, the powers necessary to increase the share capital, on one or more occasions, in France or abroad, in any proportion and at any time that it may decide, either in euros or in any foreign currencies or units of accounts based on several currencies, by issuing shares or other securities (including independent subscription warrants) issued free or for due consideration, providing access, immediately or over time, at any time or on a fixed date, to the Company's shares (to be issued or currently outstanding) by subscription, conversion, exchange, redemption, presentation of a warrant or otherwise (such securities including, in particular, bonds with equity warrants, convertible bonds and exchangeable bonds referred to and governed by Articles L.225-150 et seq., L.225-161 et seq. and L.225-168 et seq. of the Code de commerce, respectively); it being specified that the subscription of shares and other securities may be carried out either in cash, by offset of receivables, or, in full or in part, by incorporation of reserves, profits or premiums, and that issuing preferred shares with or without voting rights or of investment certificates is excluded;

     2. Decides to set as follows the limits for the amounts of the authorized issues in the event that the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, should exercise this delegation:

     2.1. the maximum nominal value of the capital increases that may be carried out immediately or over time pursuant to this delegation is set at EUR 2.5 billion; it being specified that the nominal value of any capital increase that may be carried out, directly or indirectly, pursuant to the eleventh and twelfth resolutions of this meeting will be in addition to this amount;

     2.2. to this limit shall be added the nominal value of additional shares, if any, that may be issued in case of new financial transactions, to preserve, in accordance with law, the rights of holders of securities entitled to shares over time;

     2.3. the maximum total nominal value of issues of debt securities that provide access to the capital may not exceed EUR 4 billion or the equivalent on that day of this amount in any other currency or units of account based on several currencies; it being specified that (i) this amount is independent of the amount of the bonds and other debt instruments that may be issued pursuant to the ninth resolution of this meeting and
     (ii) the amount of capital increases that may be carried out through such issues of debt securities will be included in the maximum nominal value of
     2.5 billion referred to in paragraph 2.1 above;

     3. Sets the term of validity of this delegation of authority as twenty-six months from the date of this meeting;

     4. In the event that the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, uses this delegation:

     - decides that the issue(s) shall be reserved in preference for shareholders who may subscribe to the new shares or securities as of right in proportion to the number of shares then owned by them;

     - furthermore grants to the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, to the Board of Directors, the right to create a subscription right for excess amounts;

     - takes note and decides, to the extent necessary, that this delegation automatically provides to holders of issued securities a waiver by the shareholders of their preferential subscription right regarding shares to which the issued securities will give rights immediately or over time;

     - decides to suppress the preferential subscription right of shareholders to shares issued through conversion of bonds or exercise of stock warrants;

     - decides that, in the case of issues of shares or compound securities, if the subscriptions as of right and subscriptions for any excess amount, have not absorbed the aggregate issue, the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, may exercise, under conditions provided for by law and in any such order as it may determine, one or more of the options below:

          * limitation of the issue to the amount of subscriptions, provided that such amount of subscriptions is at least three-quarters of the issue decided upon;

          * free allocation of all or part of the shares or, in case of compound securities, said securities, whose issue has been decided upon but not subscribed;

          * offering to the public, by an offering on a public exchange, of all or part of the shares or, in case of compound securities, said non-subscribed securities, on the French market and/or in another country and/or on the international market;

     - decides that the issues of stock warrants of the Company may be carried out either by subscription, or by granting such warrants freely to owners of former shares;

     - decides that in case of free grants of stock warrants, the Board of Directors will be able to decide that rights for fractional shares will not be negotiable and that the corresponding securities will be sold;

     5. Decides that the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, will have all powers, including the right to sub-delegate its powers under conditions set by law, to implement this delegation, in order, in particular to:

     -    determine the category of securities to be issued;

     - decide upon the amount to be issued, the issue price and the amount of the premium that may be requested upon issue, if any;

     - determine the dates and conditions of issue, the nature and features of the securities to be created; to decide, furthermore, in the case of bonds or other debt instruments, whether they shall be subordinated or not, to set their interest rate (at a fixed or variable interest rate, zero coupon or indexed rate), their term (fixed or perpetual) and the other terms and conditions of issue (including whether to grant them guarantees or securities) and of amortization (including redemption through offering assets of the Company); if necessary, such securities may be associated with warrants providing rights to the granting, acquisition or subscription of bonds or other debt instruments or may take the form of complex bonds as defined by the Commission des operations de bourse and the Conseil des marches financiers (as a result, for example, of their terms of redemption or remuneration or other rights such as indexation or option entitlements);

     - determine the method of payment for the shares or other securities to be issued immediately or over time;

     - set, if necessary, the conditions of exercise of the rights attached to shares or securities to be issued and, in particular, set the date, which may be retroactive, from which the new shares will confer rights, determine the conditions of exercise of the rights, if any, to conversion, exchange, redemption, including by offering assets of the Company such as shares or securities already issued by the Company, as well as any other terms and conditions of completion of the issue;

     - set the terms and conditions according to which the Company will have the right to purchase or exchange the securities, whether issued or to be issued immediately or over time, on the market, at any time or during fixed periods, in order to cancel them or not, taking into account all provisions of the law;

     - provide, potentially, for the right to suspend the exercise of rights attached to such securities for a maximum period of three months;

     - at its sole initiative, allocate the costs of capital increases to the amount of associated premiums and withdraw from such amount the sums necessary to raise the level of the regulatory reserve to one-tenth of the new capital after each capital increase;

     - carry out any adjustments necessary in accordance with legal and regulatory provisions in order to compensate for the effect of transactions in the Company's capital, in particular by modifying the par value of the share, increasing the capital through incorporation of reserves, granting shares freely, grouping securities, distributing reserves or any other assets, amortization of the capital, or any other transaction relating to the equity capital, and set the terms and conditions according to which the rights of holders of securities providing access to the capital over time will be preserved, as the case may be;

     - declare the completion of each capital increase and amend the articles of association accordingly;

     - generally, enter into all agreements, in particular for the successful completion of the contemplated issues, take all measures and perform all formalities necessary for the issue, listing and financing of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto.

     6. Takes note that this delegation of authority replaces any prior delegation of authority relating to issuing securities providing access, immediately or over time, to a portion of the Company's share capital, with preferential subscription right, effective from this day and for the value of any unused portion of any prior delegation.

     7. Takes note of the fact that, in the event that the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, should use the delegation granted to it in this resolution, the Management Board or, as the case may be, the Board of Directors, shall report to the next Ordinary Shareholders' Meeting, pursuant to Article L.225-129-V, paragraph 3, of the Code de commerce, the use it has made of the authorizations granted in this resolution.


Eleventh Resolution - Authorization for the Management Board or the Board of Directors, as the case may be, to increase share capital by issuing shares and/or other securities providing access, immediately or over time, to the Company's shares, without preferential subscription rights

The Shareholders' Meeting, having taken note of the Management Board's Report and the Auditors' Special Report, and pursuant to the provisions of Article L.225-129-III of the Code de commerce, in particular paragraph 3, and Article L.225-148 of said Code:

     1. Delegates to the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, the powers necessary to increase the share capital, on one or more occasions, in a proportion and at any time that it may decide, on the French market and/or in another country and/or on the international market, through a public offering, either in euros, or in any other foreign currency or units of accounts based on several currencies, by issuing shares or other securities (including independent subscription warrants) issued free or for due consideration, providing access, immediately or over time, at any time or on a fixed date, to the Company's shares (to be issued or currently outstanding) by subscription, conversion, exchange, redemption, presentation of a warrant or otherwise (such securities including, in particular, bonds with equity warrants, convertible bonds and exchangeable bonds referred to and governed by Articles L.225-150 et seq., L.225-161 et seq. and L.225-168 et seq. of the Code de commerce, respectively); it being specified that the subscription of shares and other securities may be carried out either in cash, by offset of receivables, or, in full or in part, by incorporation of reserves, profits or premiums, and that issuing preferred shares with or without voting rights or of investment certificates is excluded. These securities may, in particular, be issued to provide compensation for securities contributed to the Company, in the context of an exchange offer in France or abroad according to local rules (for example in the context of an Anglo-Saxon "reverse merger") for securities meeting the conditions set by Article L.225-148 of the Code de commerce;

     2. Delegate to the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, to the Board of Directors, the powers necessary to issue, in addition to the issues that might be carried out pursuant to this delegation, shares or securities representing a portion of the Company's capital to be issued following an issue by companies in which the Company directly or indirectly holds more than half of the share capital, with the consent of the latter:

     - bonds issued by the Company's subsidiaries with warrants for the shares of the Company; or

     - any other securities issued by the Company's subsidiaries that provide a right through conversion, exchange, redemption, presentation of a warrant or otherwise, to the granting at any time or on a fixed date, of securities that will be issued for such purpose, or are already issued, representing a portion of the Company 's capital.

     This decision automatically provides, in favor of holders of securities that may be issued by the Company's subsidiaries, a waiver by the Company's shareholders of their preferential subscription rights to shares or securities to which those securities issued by the Company's subsidiaries grant rights.

     Issuing shares or warrants and securities representing a portion of the Company's capital under the transactions referred to in this paragraph 2 may not in any event, without taking into account the adjustments to be made in accordance with law, result in increasing the nominal capital of the Company by more than EUR 2.5 billion, or of the equivalent of such amount, which will be imputed to the total limitation set in paragraph 3.1 below for capital increases that may be made pursuant to this delegation.

     3. Decides to limit as follows the total amounts of the authorized issues in the event that the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, uses this delegation:

     3.1 The maximum nominal value of the capital increases that may be carried out immediately or over time pursuant to this delegation is set at EUR 2.5 billion; it being specified that the nominal amount of any capital increase that may be carried out, directly or indirectly, pursuant to the tenth and eleventh resolutions of this meeting will be in addition to such amount;

     3.2 To this total would be added the nominal value of any additional shares that may be issued in the event of new financial transactions to preserve, in accordance with law, the rights of holders of securities granting rights to shares over time;

     3.3 The maximum total nominal value for issues of debt securities providing access to the capital may not exceed EUR 4 billion or the equivalent on that day of this amount in any other currency or units of account based on several currencies; it being specified that (i) such amount is independent of the amount of the bonds and other debt instruments that may be issued pursuant to the ninth resolution of this meeting and (ii) the amount of capital increases that may be carried out in accordance with such issues of debt securities will be included in the maximum nominal value of EUR 2.5 billion referred to in paragraph 3.1 above.

     4. Sets the term of validity of this delegation as twenty-six months, from the day of this meeting;

     5. Decides to suppress the preferential subscription right of shareholders to securities that are the subject of this resolution, but decides to allow the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, to grant to shareholders, for any period and according to any conditions it may decide, for all or part of an issue, a subscription priority that does not create negotiable rights and that must be exercised in proportion to the number of shares owned by each shareholder and that may be supplemented by a subscription for any remaining shares not subscribed to as of right; it being specified that the securities not subscribed to as of right shall be subject to a public placement in France and/or in another country and/or on the international market;

     6. Decides that if the subscriptions, including those of any shareholders, do not absorb the aggregate issue, the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, may restrict the amount of the transaction to the amount of subscriptions received, provided that such amount is at least three-quarters of the issue decided upon;

     7. Takes note and decides, to the extent necessary, that this delegation automatically provides to holders of issued securities an express waiver by the shareholders of their preferential subscription right regarding securities to which the issued securities would give rights;

     8. Decides to suppress the preferential subscription right of shareholders to shares issued through conversion of bonds or by exercise of autonomous warrants;

     9. Decides, in accordance with Article L.225-136, 2(degree)of the Code de commerce that:

     - the issue price for directly issued shares shall be at least equal to the average of the opening prices for the existing shares on the Premier marche of the Paris Stock Exchange for ten consecutive trading days selected amongst the twenty trading days preceding the date of the issue, after adjustment of such average, if necessary, in case of a difference between the dates on which the shares provide rights;

     - the issue price for securities (including independent warrants) other than shares, shall be the amount received by the Company increased, if necessary, by any amount likely to be received by it at a later date, or, for each share issued as a result of issuing such other securities, at least equal to the average of the corrected market prices defined in the previous paragraph;

     - the conversion, redemption or, generally, the transformation into shares of each convertible, redeemable or otherwise transformable bond shall be made, taking into account the par value of the bond, for a number of shares such that the amount received by the Company for each share, shall be at least equal to the average of the corrected market prices defined in the first sub-paragraph of this paragraph 9;

     - In the event that Article L.225-136, 2(degree) of the Code de commerce should be modified, the above provisions would be deemed cancelled and replaced by the new legal provisions applicable.

     10. Decides that the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, will have all powers, including the right to sub-delegate its powers under conditions set by law, to implement this delegation, in order, in particular to:

     -    determine the category of securities to be issued;

     - decide upon the amount to be issued, the issue price and the amount of the premium that may be requested upon issue, if any;

     - determine the dates and terms of issue, the nature and features of the securities to be created; to decide, furthermore, in the case of bonds or other debt instruments, whether they shall be subordinated or not, to set their interest rate (at a fixed or variable interest rate, zero coupon or indexed rate), their term (fixed or perpetual) and the other terms and conditions of issue (including whether to grant them guarantees or securities) and of amortization (including redemption through offering assets of the Company); if necessary, such securities may be associated with warrants providing rights to the granting, acquisition or subscription of bonds or other debt instruments or may take the form of complex bonds as defined by the Commission des operations de bourse and the Conseil des marches financiers (as a result, for example, of their redemption or remuneration or other rights such as indexation or option entitlements);

     - determine the method of payment for the shares or other securities to be issued immediately or over time;

     - set, if necessary, the conditions of exercise of the rights attached to shares or securities to be issued and, in particular, set the date, which may be retroactive, from which the new shares will confer rights, determine the conditions of exercise of the rights, if any, to conversion, exchange, redemption, including by offering assets of the Company such as shares or securities already issued by the Company, as well as any other terms and conditions of completion of the issue;

     - set the terms and conditions according to which the Company will have the right to purchase or exchange the securities, whether issued or to be issued immediately or over time, on the market, at any time or during fixed periods, in order to cancel them or not, taking into account all provisions of the law;

     - provide, potentially, for the right to suspend the exercise of rights attached to such securities for a maximum period of three months;

     - in particular, where issuing securities to provide compensation for securities contributed to the Company in the context of an public exchange offer (offre publique d'echange, or "OPE"), establish the list of securities contributed to the exchange, set the conditions of the issue, the exchange ratio and the cash portion of the consideration and establish the terms and conditions of the issue, whether in the context of an OPE, an alternative purchase offer or exchange offer, a sole offer proposing the purchase or exchange of securities concerned in return for a payment in securities and cash, a tender offer (offre publique d'achat or "OPA") or a principal exchange offer associated with a supplementary OPE or OPA, or any other form of public offer in accordance with the laws and regulations applicable to such offer;

     - at its sole initiative, allocate the costs of capital increases to the amount of associated premiums and withdraw from such amount the sums necessary to raise the level of the regulatory reserve to one-tenth of the new capital after each capital increase;

     - carry out any adjustments necessary in accordance with legal and regulatory provisions in order to compensate for the effect of transactions in the Company's capital, in particular by modifying the par value of the share, increasing the capital through incorporation of reserves, granting shares freely, grouping securities, distributing reserves or any other assets, amortization of the capital, or any other transaction relating to the equity capital, and set the terms and conditions according to which the rights of holders of securities that provide access to the capital over time will be ensured, as the case may be;

     - declare the completion of each capital increase and amend the articles of association accordingly;

     - generally, enter into all agreements, in particular for the successful completion of the contemplated issues, take all measures and perform all formalities necessary for the issue, listing and financing of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto.

     11. Takes note that this delegation of authority replaces any prior delegation of authority relating to issuing securities providing access, immediately or over time, to a portion of the Company's share capital, without preferential subscription right, effective from this day and for the value of any unused portion of any prior delegation.

     12. Takes note of the fact that, in the event that the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, should use the delegation granted to it in this resolution, the Management Board or, as the case may be, the Board of Directors, shall report to the next Ordinary Shareholders' Meeting, pursuant to Article L.225-129-V, paragraph 3, of the Code de commerce, the it use has made of the authorizations granted in this resolution.


Twelfth Resolution - Authorization for the Management Board, or the Board of Directors, as the case may be, to increase share capital through incorporation of premiums, reserves, profits or other items

The General Meeting, acting in accordance with the quorum and majority criteria required for Ordinary General Meetings, and having taken note of the Report of the Management Board and pursuant to the provisions of Article L.225-129-II of the Code de commerce:

     1. Grants to the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, to the Board of Directors, all powers to increase the share capital on one or more occasions, in any proportion and at any time that it may consider appropriate, through incorporation of premiums, reserves, profits or other amounts that may be capitalized under the law and the articles of association, by granting shares freely or increasing the par value of existing shares or by using both of these methods together. The maximum nominal value of the capital increases that may be carried out shall not exceed EUR 1 billion; it being specified that the nominal value of any capital increase that may be carried out, directly or indirectly, pursuant to the tenth and eleventh resolutions submitted to this meeting shall be in addition to such amount;

     2. If the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, by the Board of Directors, should make use of this delegation of powers, it shall have all powers, with the option of sub-delegating its powers under the conditions set by law, to implement this delegation, and in particular to:

     - determine the amount and nature of the sums to be incorporated to the capital, set the number of new shares to be issued and/or the amount by which the par value of the existing shares that form the share capital shall be increased, set the date, which may be retroactive, from which the new shares shall grant rights or the date on which the increase in the par value will be effective;

     -    decide, in case of distributions of bonus shares:

          * that as an exemption to the provisions of Article L. 225-149 of the Code de commerce, fractional rights shall not be negotiable and that the corresponding shares shall be sold; the amounts received in the sale to be allocated to holders of rights no later than thirty days following the date of registration in their account of the full number of shares granted;

          * to make any adjustments required in accordance with the legal and regulatory provisions;

          * to declare the completion of each capital increase and to perform any related modifications of the articles of association;

          * generally, to enter into all agreements, take all measures and perform all formalities necessary for the issue, listing and financing of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto.

     3. This authorization replaces any prior authorization granted to the Management Board to carry out capital increases through incorporation of premiums, reserves, profits or other items, effective from this day and for the value of any unused portion of any prior delegation. It is granted for a period of twenty-six months from this day.

Thirteenth Resolution - Authorization for the Management Board, or the Board of Directors, as the case may be, to increase share capital by issuing shares reserved for employees who are members of savings plans, without preferential subscription rights in favor of the employees

The General Meeting, having taken note of the Report of the Management Board and the Auditors' Special Report, under the provisions of Article L.443-1 et seq. of the Code du travail and Article L.225-138 of the Code de commerce, and pursuant to the provisions of Article L. 225-129 VII of said Code:

     1. Grants to the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, for a period of twenty-six months from the day of this meeting, the powers necessary to increase share capital, on one or more occasions, by issuing shares or other securities providing access to the Company's capital reserved for members of a company savings plan (plan d'epargne) or, if such a structure has been created, to a voluntary employee partnership savings plan (plan parternarial d'epargne salariale) of the Company and of French and foreign companies related to the Company under the conditions of Article L. 225-180 of the Code de commerce and L. 444-3 of the Code du travail for a maximum nominal value of EUR 150 million;

     2. Decides to set the discount offered (i) under a company savings plan at 20 % and (ii) under a voluntary employee partnership savings plan at 30 % of the average of the opening prices of the Company's share on the Premier marche of Euronext Paris during the twenty trading sessions preceding the day of the decision setting the opening date for subscriptions. However, the General Meeting expressly authorizes the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, to reduce the aforementioned allowance as it deems appropriate, in particular to limit the discount granted at 15 % of the market price of the Company's share on the day of the decision setting the opening date for subscriptions within legal and regulatory limitations, in order to take into account, inter alia, locally applicable legal, accounting, tax and employment provisions. The Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, may also substitute all or part of the discount by a free grant of shares or other securities in accordance with the provisions below;

     3. Decides that the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors may provide for a grant, for no consideration, of shares or other securities providing access to the Company's capital; it being understood that the full benefit resulting from such a grant or such discount, if any, on the subscription price, may not exceed the legal or regulatory limitations;

     4. Decides that the features of the other securities providing access to the Company's capital shall be set by the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors under regulatory conditions;

     5. Decides to suppress the shareholders' preferential subscription right in favor of members of a company savings plan or a voluntary employee savings partnership plan, and to waive any right to the shares or other securities granted pursuant to this resolution;

     6. Decides that the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, shall have all powers to implement this delegation, with the option to sub-delegate these powers under the conditions set by law, within the limitations and subject to the conditions specified above, and in particular, to:

     - decide that the subscriptions may be carried out directly or through mutual funds;

     - determine the features of securities to be issued, the amount of the proposed subscription, and in particular to set the issue prices, dates, periods, terms and conditions of subscription, payment, delivery and rights of the securities, within the applicable legal and regulatory restrictions;

     - declare the completion of each capital increase up to the amount of the shares that are actually subscribed pursuant to this authorization;

     - if necessary, allocate the costs of capital increases to the amount of premiums related thereto and withdraw from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase;

     - enter into any agreements, accomplish directly or through an agent any transactions and terms, including performing formalities following capital increases and subsequent modifications of the articles of association and, more generally, to perform all necessary actions;

     - generally, enter into all agreements, in particular for the successful completion of the contemplated issues, take all measures and perform all formalities necessary for the issue, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto;

     7. Grants all powers to the Board of Directors, subject to adoption of the sixteenth and eighteenth resolutions, to declare, if necessary, the capital increases carried out under the authorization previously granted to the Management Board and perform all corresponding formalities.

     8. Decides that this authorization replaces any prior authorization granted to the Management Board to increase the Company's share capital through issuing shares reserved for employee members of savings plans, without preferential subscription right in favor of the employees, except for capital increases carried out under an authorization previously granted to the Management Board, effective from this day and for the value of any unused portion of any prior authorization.

Fourteenth Resolution - Authorization for the Management Board, or the Board of Directors, as the case may be, to decrease the share capital by cancellation of shares held by the Company

The General Meeting, having taken note of the Report of the Management Board and the Auditors' Special Report, authorizes the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, to decrease the share capital, on one or more occasions, in any proportion and at any time that it may decide, by cancellation of any quantity of shares held by the Company that it may decide within the limits established by the law, pursuant to the provisions of Articles L.225-209 et seq. of the Code de commerce.

The maximum number of shares that may be cancelled by the Company pursuant to this authorization, during a period of twenty-four months, is ten percent (10%) of the shares forming the Company's capital; it being recalled that this limitation shall apply to the Company's capital as adjusted, if necessary, to reflect transactions affecting the share capital subsequent to this General Meeting.

This authorization replaces any prior authorization granted to the Management Board to decrease the Company's share capital through cancellation of treasury shares, effective from this day and to the amount of any unused portion of any prior authorization. It is granted for a period of twenty-six months from this day.

The Shareholders' Meeting grants all powers to the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, to the Board of Directors, with an option to sub-delegate, to carry out the operation(s) of cancellation and decrease of capital that may be carried out pursuant to this authorization, and consequently to modify the articles of association and to perform all formalities.

Fifteenth Resolution - Change in the corporate name

The Shareholders' Meeting, having taken note of the Report of the Management Board, decides to adopt as corporate name, [_________], from this day, and accordingly modifies Article 2 of the Articles of Association, as follows:

"Article 2 - Name.

The name of the company is: [_________]

The abbreviated name is: [___]

In all deeds and documents issued by [______], ([______] is hereinafter referred to as: "the Company") and directed to third parties, this name must be preceded or immediately followed by the words "a Public Limited Company with a Management Board and a Supervisory Board" ("Societe Anonyme a directoire et conseil de surveillance") and the amount of the Company's share capital.

The Company may, in its commercial activities, use at its convenience its corporate name and/or abbreviated corporate name as commercial name."

Sixteenth Resolution - Modification of the Company's management structure by abandoning the structure of a Management Board and Supervisory Board and formation of a Board of Directors

The Shareholders' Meeting, at the proposal of the Management Board, and having taken note of its Report, decides to modify the Company's management structure to adopt the structure with a Board of Directors.

Seventeenth Resolution - Capital decrease, not based on losses, through decrease of the par value of the shares

1. The General Meeting, having taken note of the Report of the Management Board, decides to add to Article 24 of the Articles of Association a final paragraph drafted as follows:

"Article 24 - Allocation of profits

The Extraordinary Shareholders' Meeting may decide to carry out a capital decrease not based on losses through a decrease in the par value of the share. The amount of the capital decrease, i.e. the difference between the former par value and the new par value, multiplied by the number of existing shares, shall recorded in an issue premium account; it being understood that this amount may not be distributed. Nevertheless, it may subsequently be reincorporated into the capital or used to amortize corporate losses."

2. The General Meeting, having taken note of the Report of the Management Board and the Auditors' Special Report, decides to carry out a capital decrease, not based on losses, in an amount of EUR 3,443,098,901.50, by decreasing the par value of the 405,070,459 existing shares from EUR 13.50 to EUR 5.

The amount of the capital decrease, i.e. the difference between the former par value and the new par value, multiplied by the number of existing shares, shall be recorded on the liabilities side of the balance sheet in the "issue premium" account. This amount cannot be distributed but may subsequently be reincorporated into the capital or used to amortize corporate losses.

This decrease in capital is decided on condition that there is no objection formed, within the periods established by law, by creditors (or representatives of bondholders, if any) whose claim is prior to the date of filing of the minutes of decision of this Shareholders' Meeting with the clerk, or that any objection(s) so formed is/are dismissed by the Tribunal de Commerce (Commercial Court) of Paris.

Consequently, the General Meeting authorizes the Management Board or, in case of adoption of the sixteenth and eighteenth resolutions, the Board of Directors, with the option to sub-delegate to its Chairman the powers necessary to declare the decrease in share capital, to adjust, in proportion to the decrease in the par value of the shares, the maximum nominal value of the capital increases that may be carried out pursuant to delegations granted under the tenth, eleventh, twelfth and thirteenth resolutions and to perform the following modifications of the Articles of Association:

     -    addition of a final paragraph to Article 6 of the Articles of
          Association:


"During the Shareholders' Meeting of April 30, 2003, the capital was reduced by EUR 3,443,098,901.50, from EUR 5,468,451,196.50 to EUR 2,025,352,295 through a decrease in the par value of the Company's shares from EUR 13.5 to EUR 5."

     -    new drafting of Article 7 of the Articles of Association:

"The share capital is set at EUR 2,025,352,295 divided into 405,070,459 shares of par value EUR 5 each."

Eighteenth Resolution - Global amendment to the Articles of Association

As a result, in particular, of the aforementioned resolutions relating to the change in the corporate name and the change in the management structure, the General Meeting, having taken note of the Report of the Management Board and the new Articles of Association prepared by the Management Board for the Company under its new management structure and attached to these resolutions, decides to amend the Articles of Association and to adopt the text prepared by the Management Board in its entirety.

The modifications to the Articles of Association previously adopted and the new Articles of Association shall be effective from adjournment of this Shareholders' Meeting.


ORDINARY GENERAL MEETING


Nineteenth Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Jean Azema.

Twentieth Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Daniel Bouton.

Twenty-first Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009:

- Mr. Jean-Marc Espalioux.

Twenty-second Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Jacques Espinasse.

Twenty-third Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Paul-Louis Girardot.

Twenty-fourth Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Arthur Laffer.

Twenty-fifth Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Francis Mayer.

Twenty-sixth Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Serge Michel.

Twenty-seventh Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Henri Proglio.

Twenty-eighth Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Baudoin Prot.

Twenty-ninth Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Georges Ralli.

Thirtieth Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Louis Schweitzer.

Thirty-first Resolution - Appointment of a director

The General Meeting, as a result of the change in the Company's management structure, upon the proposal of the Management Board and after consultation with the Appointments and Remuneration Committee, appoints as director, with effect upon adjournment of this meeting and for a period of six years, this term to end upon the adjournment of the Shareholders' Meeting that will be called to approve the financial statements for the financial year ending December 31, 2009 (subject to the provisions of the bylaws relating to early renewal):

-  Mr. Murray Stewart.

Thirty-second Resolution - Determination of directors' fees granted to the Board of Directors

The General Meeting, having taken note of the Report of the Management Board, sets at EUR 600,000 the total amount of directors' fees to be divided among the members of the Board of Directors, for the financial year ending December 31, 2003, this amount to be paid each subsequent financial year until a new decision is made by the General Shareholders' Meeting.

As a result of the change in the management structure of the Company decided upon this General meeting, this total amount shall be calculated prorata temporis for the term of service of the members of the Board of Directors during the financial year 2003.


ORDINARY AND EXTRAORDINARY GENERAL MEETING


Thirty-third Resolution - Powers to carry out formalities

The Shareholders' Meeting grants all powers to the bearer of a copy or extract of the minutes of this meeting to carry out all legal filing and publication requirements wherever needed.

                                      ANNEX

                        DRAFT NEW ARTICLES OF ASSOCIATION

ARTICLE 1 - LEGAL FORM

By virtue of a resolution of the General Meeting of 30 April 2003, the Company has the legal form of a public limited company with a Board of Directors (societe anonyme a conseil d'administration), governed by the laws and regulations in force and, in particular, the French Commercial Code, as well as by these articles of association.


ARTICLE 2 - NAME

The name of the company is:

[VIVENDI ENVIRONNEMENT]

The abbreviated name is:

[VE]

In all deeds and documents issued by the [Vivendi Environnement], (Vivendi Environnement is hereinafter referred to as the "Company") in relation to third parties, this name must be preceded or followed immediately by the words << a public limited company with a Board of Directors >> (societe anonyme a conseil d'administration) and the amount of the Company's share capital.

The Company may, in its commercial activities, use at its convenience its corporate name and/or the abbreviated corporate name as commercial name.


ARTICLE 3 - OBJECT

The object of the Company, directly or indirectly, in France and in all other countries, is:

- carrying on, for private, business and public customers, all service activities relating to the environment and, more particularly, to water, sewage, energy, transport, cleaning, etc.

- acquiring, taking over and exploiting all patents, licences, trade marks and designs relating directly or indirectly to its business activity.

- acquiring interests in existing or future companies through shares, bonds and other securities, whether by subscription, purchase, contribution, exchange or any other means, the Company retaining the right to assign such interests

- and, in general, all commercial, industrial and financial operations and all operations connected with real or movable property, relating directly or indirectly to the above-mentioned object and, in particular, issuing any guarantee, first-demand guarantee, surety and other securities, in particular in favour of any group, undertaking or company in which it holds an interest, in the context of its activities, as well as the financing or refinancing of its activities.


ARTICLE 4 - REGISTERED OFFICE

The registered office of the Company is at 36/38, avenue Kleber, PARIS 75116.

The registered office may be transferred to another location in the same French departement or in an adjacent departement by a simple decision of the Board of Directors, subject to ratification of the said decision by the next Ordinary General Meeting of Shareholders, or to any other location by a resolution of an Extraordinary General Meeting of Shareholders, subject to the provisions of the laws in force.


ARTICLE 5 - TERM

The term of the Company is 99 years with effect from the date of its entry in the Trade and Companies Register, save in the event of an extension or earlier winding up.


ARTICLE 6 - CHANGES IN SHARE CAPITAL

The capital, which was originally fixed at FRF 250 000, was raised to (euro) 15 million on 9 April 1999.

On the occasion of the Extraordinary General Meeting of 23 December 1999, the capital was increased by:

-    (euro) 973,279,888, raising it from (euro) 15,000,000 to (euro) 988,279,888 through the creation of 161,674,400 new B shares with a par value of (euro)
     6.02 each, fully paid up, the 1,000,000 old shares with a par value of
     (euro) 15 each constituting the A shares.

-    (euro) 632,570,000, raising it from(euro) 988,279,888 to(euro)
     1,620,849,888 through the creation of 207,400,000 new C shares with a par value of(euro) 3.05 each, fully paid up.

-    (euro) 1,357,595,051.94, raising it from(euro) 1,620,849,888 to(euro)
     2,978,444,939.94 through the creation of(euro) 284,611,122 new D shares with a par value of(euro) 4.77 each, fully paid up.

On the occasion of this same Extraordinary General Meeting, the capital was decreased by:

-    (euro) 10,500,000, bringing it down from(euro) 2,978,444,939.94 to(euro)
     2,967,944,939.94, by reducing the par value of the A shares from (euro) 15 to(euro) 4.50.

-    (euro) 245,745,088, bringing it down from(euro) 2,967,944,939.94 to(euro)
     2,722,199,851.94, by reducing the par value of the B shares from (euro)
     6.02 to (euro) 4.50.

-    (euro) 76,845,002.94, bringing it down from(euro) 2,722,199,851.94 to(euro)
     2,645,354,849, by reducing the par value of the D shares from (euro) 4.77 to (euro) 4.50.

Finally, on the occasion of this same Extraordinary General Meeting, the capital was increased by (euro) 300,730,000, raising it from (euro) 2,645,354,849 to
(euro) 2,946,084,849, by raising the par value of the C shares from (euro) 3.05 to (euro) 4.50.

On the occasion of the Extraordinary General Meeting of 26 May 2000, the capital was reduced by (euro) 4.50 through the cancellation of one share in order to permit the restructuring of the share capital, which was decreased to (euro) 2,946,084,844.50, divided into 654,685,521 shares with a par value of (euro)
4.50 each.


On 16 June 2000, following a further restructuring, the capital consisted of 218,228,507 shares with a par value of (euro) 13.5 each.


On 19 July 2000, the Management Board decided to issue 127,946,448 shares with a total par value of (euro) 1,727,277,048.


On 8 April 2002, the Management Board declared an issue of 817 new shares and the associated increase in the Company's share capital, which was thus raised to
(euro) 4,673,372,922. This issue of new shares follows the exercise of the subscription rights attached to the 5,719 stock options issued by the Company pursuant to the decision of the Management Board of 10 December 2001 in accordance with the authorization granted by the combined ordinary and extraordinary general meeting of 21 June 2000.


On 24 June 2002, the Management Board declared an issue of 782 new shares and the associated increase in the Company's share capital of (euro)10,557, the capital thus being raised to (euro) 4,673,383,479. This issue of new shares follows the exercise of the subscription rights attached to the 5,474 stock options issued by the Company pursuant to the decision of the Management Board of 10 December 2001 in accordance with the authorization granted by the combined ordinary and extraordinary general meeting of 21 June 2000.


On 2 August 2002, the Chairman of the Management Board declared an issue of 12,550 new shares and the associated increase in the Company's share capital of
(euro) 169,425, thus increasing the total capital to (euro) 4,673,552,904. This issue of new shares follows the exercise of the subscription rights attached to the 87,850 stock options issued by the Company pursuant to the decision of the Management Board of 10 December 2001 in accordance with the authorization granted by the combined ordinary and extraordinary general meeting of 21 June 2000.


On 2 August 2002, the Chairman of the Management Board also declared an issue of 57,698,184 new shares and the associated increase in the Company's share capital of (euro) 778,925,484, thus increasing the total capital to (euro) 5,452,478,388. This issue of new shares follows the completion of the capital increase decided by the Chairman of the Management Board on 25 June 2002 based on powers sub-delegated to him by the Management Board during its meeting of 24 June 2002, the Management Board itself acting pursuant to powers delegated to it by the combined ordinary and extraordinary general meeting of 25 April 2002 and after prior authorization of the Supervisory Board on 17 June 2002, in accordance with the articles of association.


On 31 December 2002, the Chairman of the Management Board declared an issue of 1,183,158 new shares and the associated increase in the Company's share capital of (euro) 15,972,633, thus increasing the total capital to (euro) 5,468,451,021. This issue of new shares follows a capital increase reserved for members of the Vivendi Environnement Groupe Savings Plan, the terms and conditions of which were specified by the Chairman of the Management Board on 27 June 2002 based on powers sub-delegated to him by the Management Board during its meeting of 24 June 2002, the Management Board itself acting pursuant to powers granted to it by the combined ordinary and extraordinary general meeting of 25 April 2002 and after prior authorization of the Supervisory Board on 17 June 2002, in accordance with the articles of association.


On 24 March 2003, the Management Board declared an issue of 13 new shares and the associated increase in the Company's share capital of (euro) 175.50, the capital thus being raised to (euro) 5,468,451,196.50. This issue of new shares follows the exercise of the subscription rights attached to 91 stock options issued by the Company pursuant to the decision of the Management Board of 10 December 2001 in accordance with the authorization granted by the combined ordinary and extraordinary general meeting of 21 June 2000.



ARTICLE 7 - SHARE CAPITAL


The capital is set at (euro) 5,468,451,196.50, divided into 405,070,459 shares with a par value of (euro) 13.5 each.



ARTICLE 8 - PAYING UP OF SHARES

The shares are issued and paid up in accordance with the provisions of the law.



ARTICLE 9 - FORM OF SHARES


A) When the shares are fully paid up, they may be in registered or bearer form, at the discretion of the shareholder, subject to any contrary provision of the laws and regulations in force. Until the shares are fully paid up, they must be in registered form.

      The shares are entered in their owner's name in the Company's books or with an approved intermediary, in accordance with the conditions and modalities laid down by law.

      When the domicile of the owner of the securities is not in the French territory, any intermediary may be registered on behalf of such owner. Such registration may be made in a collective account or in several individual accounts, each corresponding to one owner.

      The registered intermediary is obliged, when its account is opened with either the issuing company or the approved financial intermediary-account keeper, to declare that it is an intermediary holding securities on behalf of someone else, in accordance with the provisions of law and regulations.

      In order to identify holders of bearer securities, the Company shall have the right, within the provisions of law and regulations and subject to the sanctions of the French Commercial Code, to request at any time that any organisation or intermediary provide whatever information may be needed to identify shareholders or owners of Company securities that confer a right, immediately or after a time, to vote in its meetings of shareholders and, in particular, to determine the number of securities held by each of them.

      For registered securities that provide access to the capital, immediately or after a time, the intermediary registered under the conditions provided for by the French Commercial Code is obliged to disclose the identity of the owners of such securities, upon simple request of the Company or its agent, which may be presented at any time. Following the information request referred to above, the Company may ask any legal entity owning such shares and owning interests exceeding 2.5% of the capital or voting rights, to provide the identities of the persons directly or indirectly holding more than one-third of the capital or voting rights of the legal entity that owns the Company's shares. Non-compliance by holders of securities or intermediaries with the obligation described above to communicate information may, under the conditions established by law, lead to the suspension, or even the removal, of the voting right and the right to receive the dividend attached to the shares.

B) In addition to the thresholds provided for by laws and regulations in force, any person, whether acting alone or in concert, who comes to own or ceases to own, directly or indirectly, a fraction - of the capital or voting rights or of securities giving access to the capital of the Company after a time - equal to or greater than 0.5 % or a multiple of this fraction, shall be required to notify the Company by registered letter with return receipt, within a period of fifteen days from the date on which one of these thresholds is crossed, specifying its own identity and that of the persons acting in concert with it, and the total number of shares, voting rights or securities giving access to the capital after a time, which the said person possesses alone, directly or indirectly or in concert.

      Failure to comply with the foregoing provisions shall be penalised, upon request of one or more shareholders holding at least o.5% of the capital of the Company, by the removal of the voting rights of the shares that are not declared in respect of each Shareholders' Meeting until the second anniversary of the date the required notice is given. Any penalty request shall be noted in the minutes of the General Meeting.

      The intermediary registered as holder of securities in accordance with the third paragraph of Article L.228-1 of the French Commercial Code is obliged, without prejudice to the obligations of owners of shares, to make the statements provided for in this article, for all the securities for which it is registered in an account.

      Failure to comply with this obligation may entail the application of the sanctions set forth in Article L.228-3-3 of the French Commercial Code.

ARTICLE 10 - ASSIGNMENT AND TRANSFER OF SHARES

The shares shall be freely negotiable, unless otherwise provided in the laws or regulations.

The transfer of shares, whether gratuitously or for a consideration, shall be effected, whatever their form, by a transfer from one account to another, in accordance with the modalities laid down by law.


ARTICLE 11 - RIGHTS AND OBLIGATIONS ATTACHING TO SHARES

1 - Each share shall confer the right to a portion of the profits or capital proportional to the amount of the capital which it represents and shall confer the right to vote and be represented in the General Meetings, in accordance with the conditions laid down by the law and these Articles of Association.

     Every shareholder shall have the right to be informed about the course of the Company's business and to have certain business documents communicated at the times and subject to the conditions laid down by the law and these Articles of Association.

2 - The shareholders shall be liable for losses only to the extent of their contributions to the share capital.

     Unless otherwise provided by the law or these Articles of Association, no majority can impose an increase in their commitments. In the event of any change of ownership, the rights and obligations attaching to a share are transferred to the new owner.

     Possession of a share automatically implies full adherence to the resolutions of the General Meeting and to these Articles of Association.

3 - Whenever it is necessary to be in possession of a certain number of shares in order to exercise some right in the event of an exchange, restructuring or allocation of shares, or in the event of an increase or decrease in capital, a merger or any other operation, shareholders in possession of a number of shares lower than the number required to exercise such rights may exercise the said rights only if they themselves obtain the required number of shares.

     The shares are indivisible with regard to the Company.


ARTICLE 12 - BOARD OF DIRECTORS

The company is managed by a Board of Directors made up of directors elected by the General Meeting of Shareholders. The Board of Directors shall consist of a minimum of three and a maximum of eighteen directors, except for any derogation from these numbers that may result from the provisions of law.

The directors shall be appointed by the Ordinary General Meeting, and may be dismissed by it at any time. Each director must be the owner, or must become the owner within three months of his appointment, of at least 750 registered Company shares. This provision does not apply to employee shareholders appointed as directors pursuant to the law, if any.

The members of the Board of Directors shall be appointed by the Ordinary General Meeting for a term of six years. They may be re-elected. The Board of Directors will be renewed every three years, such renewal to affect half of the members of the Board of Directors if the Board is made up of an even number of directors or half of the members adjusted to the next higher unit at the end of the first three years if the board is made up of an odd number of directors. For application of this provision, the withdrawal order of the directors will be determined during the first meeting of the Board of Directors by the unanimous vote of the members present or represented or, if the vote is not unanimous, by drawing lots during the meeting. Once the withdrawal order is established, renewal will take place by seniority of appointment. The term of office of directors designated or chosen by lot for withdrawal will automatically become null and void.

A director appointed to replace another director whose term of office has not expired, will exercise his duties only for the remaining term of office of his predecessor.

At the end of each Annual General Meeting, no more than one third of the members of the Board of Directors in office may be over seventy years old.

Except for termination of the employment contract, resignation, dismissal or death, the appointment of an employee director shall end at the end of the Ordinary General Meeting of Shareholders called to approve the accounts for the prior financial year and held in the year during which the term of office of such employee director expires.

If one or more positions on the Board of Directors should become vacant due to death or resignation, then the Board of Directors may make provisional appointments during the period between two General Meetings. The provisional appointments made by the Board of Directors shall then be subject to ratification by the next Ordinary General Meeting.

Each director undertakes to comply with the obligations that become theirs in this capacity and, in particular, those that limit the number of corporate offices they may hold.


ARTICLE 13 - CHAIRMAN OF THE BOARD OF DIRECTORS

The Board of Directors shall elect, from among the natural persons who are members, a Chairman and may, as needed, elect one or two Vice-Chairmen. It shall determine their term of office, which shall not exceed that of the designated person's term of office as director. Regardless of the term for which they are granted, the positions of Chairman and of Vice-Chairmen, if any, shall expire no later than at the end of the meeting of the Ordinary General Meeting of Shareholders having considered the accounts for the prior financial year and held in the year during which the designated person reaches the age of seventy.

The Board of Directors shall determine its Chairman's compensation.

The Board shall be chaired by the Chairman or, if he is absent, by the eldest of the Vice-Chairmen attending the meeting or, by default, by a director chosen by the Board at the beginning of the meeting.

In case of temporary impediment or death of the Chairman, the Board of Directors may delegate to a Vice-Chairman or a director the duties of Chairman for a limited term. In case of death, this delegation shall be valid until the election of a new Chairman.

The Chairman of the Board of Directors represents the Board of Directors. He organizes and conducts the works of the Board, and reports on the work of the Board to the General Meeting. He supervises the functions of the Company's management organs and ensures, in particular, that the directors are able to fulfil their responsibilities.


ARTICLE 14 - ORGANIZATION OF THE BOARD OF DIRECTORS

The Board of Directors shall meet as often as the Company's interest requires.

The directors are convened to the Board of Directors' meetings by the Chairman, to be held either at the registered office, or at any other place mentioned in the notice of meeting. The agenda may be determined only at the time of the meeting. When a meeting has not be held for more than two months, a number equal to at least one-third of the members of the Board of Directors may ask the Chairman to call the meeting for a specific agenda. In case of dissociation of the positions of Managing Director and Chairman of the Board of Directors, the Managing Director may also request that the Chairman call the Board of Directors for a specific agenda.

The notices of meeting are made by any means, even orally.

The deliberations are made under the quorum and majority conditions provided for by law. In case of a tie vote, the Chairman of the meeting shall have the deciding vote.

Directors attending the meeting by videoconference or any other means that may be recognized by the law in force are deemed to be present, within the limits provided for by law, for purposes of calculating quorum and majority.

An attendance register is kept and signed by the directors attending the Board of Directors' meeting that shall also mention the name of directors deemed to be present, if any.

The Board appoints the person acting as secretary, who need not be a member.

A director may grant a written proxy to another director to represent him at a meeting of the Board of Directors. During each meeting, each director may exercise only one proxy.

The Employees' Committee shall be represented at the Board's meetings under the terms and conditions provided for by the laws in force.

ARTICLE 15 - MINUTES

The discussions of the Board of Directors are described in minutes prepared in a special register or on numbered loose leaves, under the conditions laid down by the laws in force. In addition to the information required by law, the minutes are signed by the Chairman of the meeting and at least one director; in case of impediment of the Chairman of the meeting, the minutes are signed by at least two directors.

Copies or extracts from the minutes of the deliberations are certified either by the Chairman of the Board of Directors, or by the Managing Director, or a Deputy Managing Director, or by the director temporarily delegated to fulfil the functions of the Chairman, or by a proxy empowered for this purpose.


ARTICLE 16 - POWERS OF THE BOARD OF DIRECTORS

The Board of Directors determines the Company's business strategy and supervises its implementation. Subject to the powers expressly granted to General Meetings of Shareholders and within the scope of the corporate purpose, it is competent to consider all issues relating to the functioning of the Company and decides upon all matters related thereto.

The Board of Directors may carry out such checks and controls as it sees fit. Each Director receives all information necessary for his assignment and may require that any documents he considers necessary be provided to him.

The Board of Directors may authorize the Managing Director to grant guarantees, endorsements and sureties in the Company's name, subject to a total limitation amount set by the Board,.


ARTICLE 17 - COMMITTEES

The Board of Directors may decide to establish committees to study questions submitted for their attention by the Board of Directors or its Chairman. It shall determine the membership and the powers of the committees. The committees have consultative powers and conduct their activities under the responsibility of the Board of Directors.

Where applicable, the Board of Directors determines the remuneration of the members of the committees.

The committees may delegate certain specific assignments to third parties. They must advise the Chairman of the Company's Board of Directors of their intention to do so, prior to making such a delegation.


ARTICLE 18 - REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS

The General Meeting may allocate to the directors, as directors' fees, a fixed annual sum, the amount of which shall be determined by the General Meeting, which shall not be bound by the provisions of the Articles of Association or by prior decisions. The Board of Directors may divide the total sum allocated among the members at its discretion.

The Board of Directors may also allocate exceptional compensation to the directors in the circumstances and under the conditions established by law.


ARTICLE 19 - GENERAL MANAGEMENT

The Company's general management shall be assumed, under his responsibility, either by the Chairman of the Board of Directors, or by any other individual, whether a director or not, appointed by the Board of Directors and referred to as the Managing Director. The Board of Directors' decisions relating to the choices between the two methods by which general management is exercised are made in accordance with these Articles of Association. The shareholders and third parties are informed of this choice under the conditions established by law.

The Managing Director shall have the broadest powers to act under all circumstances in the Company's name. He shall exercise his powers within the limit of the corporate purpose and subject to those powers that the law expressly grants to General Meetings of Shareholders and to the Board of Directors. He represents the Company in its relations with third parties.

The Board of Directors shall determine the compensation and term of office of the Managing Director.

Regardless of the term for which it is granted, the term of office as Managing Director ends no later than at the end of the Ordinary General Meeting of Shareholders having considered the accounts for the prior financial year and held in the year during which the Managing Director reaches the age of seventy.

When the Company's general management is assumed by the Chairman of the Board of Directors, the provisions of the Articles of Association and the law relating to the Managing Director apply to the Chairman.


ARTICLE 20 - DEPUTY MANAGING DIRECTORS

Upon the proposal of the Managing Director, the Board of Directors may appoint one or more individuals to assist the Managing Director, to be referred to as Deputy Managing Director(s). The maximum number of Deputy Managing Directors shall be five.

By agreement with the Managing Director, the Board of Directors determines the scope and term of the powers granted to Deputy Managing Director(s). However, with regard to third parties, the Deputy Managing Director(s) shall have the same powers as the Managing Director.

Regardless of the term for which they are granted, the position of each Deputy Managing Director shall end no later than at the end of the Ordinary General Meeting of Shareholders having considered the accounts for the prior financial year in the year during which the Deputy Managing Director reaches the age of seventy.

The Board of Directors may dismiss Deputy Managing Directors at any time upon the proposal of the Managing Director.


Article 21 - AUDITORS

The Statutory Auditor or Auditors shall be appointed and carry out their task in accordance with the law.


Article 22 - GENERAL MEETINGS

1 - The collective decisions of the shareholders shall be taken in Ordinary, Extraordinary, Special or Combined General Meetings, depending on the nature of the resolutions they are called on to pass.

2 - General Meetings shall be convened and shall deliberate in accordance with the conditions laid down by law. They shall be held at the registered office of the Company or at any other place indicated in the invitation.


3 -  The right to take part in Meetings is subject:

     - in the case of the owners of registered shares, to entry of the shareholder or the intermediary registered on their behalf, in accordance with the law, in the Company's books; - in the case of owners of bearer shares, to the dispatch of a certificate of entry issued by a bank, financial institution or a stock exchange company, or of a certificate evidencing the non-disposability of the bearer shares, to the place indicated in the invitation.

The deadline for the completion of these formalities is at 3:00 p.m. (Paris time) on the day prior to the date on which the Meeting is held.


4 - The officers of the Meeting shall certify the accuracy of the attendance sheet duly signed by the shareholders and proxies present, to which will be annexed the powers granted to each proxy and, where applicable, the postal voting forms.

     The shareholders may, under the conditions laid down by law and regulations, send their proxy and postal voting forms for any General meeting either in paper form or, upon decision of the Board of Directors published in the notice of meeting or convening notice, by electronic transmission under the conditions set by the notice.

     Upon decision of the Board of Directors to use such telecommunication means, published in the notice of meeting or convening notice, shareholders attending the meeting by videoconference or telecommunication means that allow for their identification shall be deemed to be present for calculation of the quorum and the majority, under the conditions provided for by law and regulations.

5 - Meetings shall be chaired by the Chairman of the Board of Directors or, in his absence, by the eldest Vice-Chairman present, or by any other person they may elect.

     The officers of the Meeting shall be the Chairman, appointed in the manner indicated above, and two tellers (scrutateurs). The Chairman shall designate a secretary, who need not be a shareholder.

6 - The deliberations of the Meeting shall be recorded in minutes, signed by the officers of the Meeting and entered in a special book in accordance with the conditions laid down by law. Copies and extracts of the minutes shall be duly certified under the conditions laid down by the law.

7 - Each time it is necessary to own several shares to exercise a right or for purposes of a transaction affecting the capital or working capital of the Company, the securities in a number lower than that required grant their owner no right against the Company, the shareholders being responsible, in such a case, for grouping the necessary number of shares.


Article 23 - FINANCIAL YEAR

The financial year shall begin on 1 January and end on 31 December.


Article 24 - ALLOCATION AND DISTRIBUTION OF PROFITS

The profit available for distribution shall consist of the net profit for the year, less previous losses and the various deductions provided for by the law, plus profits carried forward.

The General Meeting may resolve to distribute sums drawn on the reserves at its free disposal, expressly indicating the reserve headings from which the drawings have been made.

After approving the accounts and taking note of the existence of sums available for distribution (including profits available for distribution and the sums drawn on the reserves referred to above, if any), the General Meeting shall resolve to distribute them, wholly or in part, to the shareholders as dividends, to allocate them to the reserves, or to carry them forward.

The General Meeting shall have the power to grant the shareholders an option to receive all or part of the dividend made available for distribution or advances against dividends in the form of cash or scrip, in accordance with the conditions laid down by law. Furthermore, the General Meeting may decide, for all or part of a dividend, advance on dividends, reserve or premium available for distribution or any capital decrease, that this dividend or capital decrease will be made in kind by delivery of assets of the Company.

The Board of Directors shall have the power to distribute advances on dividends prior to the approval of the annual accounts, in accordance with the conditions laid down by the law.

The Extraordinary General Meeting may decide to carry out a capital decrease, not based on losses, through a decrease in the par value of the share. The amount of the capital decrease, i.e. the difference between the former par value and the new par value, multiplied by the number of existing shares, shall be recorded in an "issuance premium" account; it being understood that this amount will not be available for distribution. Nevertheless, it may subsequently be reincorporated into the capital or be used to amortize corporate losses.


Article 25 - WINDING UP - LIQUIDATION

At the end of the life of the Company or in the event of earlier winding up, the General Meeting shall determine the method of liquidation and shall appoint and determine the powers of one or more liquidators, who shall discharge their functions in accordance with the law.


Article 26 - DISPUTES

Any dispute which may arise during the life of the Company, or after winding up during the course of the liquidation operations, whether between the shareholders, the bodies responsible for management or administration, and the Company, or between the shareholders themselves in relation to business matters or the execution of the provisions of these Articles of Association, shall be referred to the jurisdiction of the competent courts at the location of the corporate headquarters.

                                      ----

All shareholders may attend the Combined Ordinary and Extraordinary Shareholders' Meeting regardless of the numbers of shares held.

To be entitled to participate, vote by mail or be represented at the Meeting:

- Owners of registered shares must be recorded in the Company's share register no later than two days prior to the meeting date, and

- Holders of bearer shares must ask the financial intermediary that manages their portfolio to issue a certificate, stating that their shares cannot be transferred prior to the date of the Meeting (certificate of non-transferability). This certificate must be sent no later than two days prior to the date of the Meeting to:

          Societe Generale Departement des titres et Bourse -Service des assemblees - 32, rue du Champ de Tir - BP 81236 - 44312 NANTES Cedex 3
          - France.

     Upon request, shareholders will receive an admission card for the Meeting.

Proxy forms and vote by mail forms will be addressed to all owners of registered shares.

Holders of bearer shares who wish to be represented at the Meeting by their spouse or by another shareholder or who wish to exercise the right to vote by mail are invited to ask Societe Generale Departement des titres et Bourse - Service des assemblees - 32, rue du Champ de Tir - BP 81236 - 44312 NANTES Cedex 3 - France or one of the aforementioned establishments for a proxy form or a vote by mail form.

To be taken into account, vote by mail forms must be returned to Societe Generale Departement des titres et Bourse - Service des assemblees - 32, rue du Champ de Tir - BP 81236 - 44312 NANTES Cedex 3 - France no later than two days prior to the date of the Meeting.

Holders of bearer shares must attach the certificate of non-transferability to their vote by mail forms.

Requests from shareholders for the inclusion of draft resolutions that meet the conditions set forth in article 128 of the decree of March 23 1967 must, in accordance with the law, be sent to our corporate headquarters by registered mail with return receipt requested within ten days from the date of publication of the present notice.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 2, 2003

                                              VIVENDI ENVIRONNEMENT



                                              By: /s/ Jerome Contamine
                                              ------------------------
                                                  Name:  Jerome Contamine
                                                  Title: Chief Financial Officer